

Mail Stop 4720

March 11, 2016

Via E-mail
Mr. Christopher Daniels
Chief Executive Officer
EF Hutton America, Inc.
77 Water Street, 7<sup>th</sup> Floor
New York, NY  10005

**Re:     EF Hutton America, Inc.**
**Form 10-K/A for the Fiscal Year Ended December 31, 2014**
**Filed March 2, 2016**
**Forms 10-Q for the Quarterly Periods Ended March 31, June 30 and September 30, 2015**
**Filed May 21 (and amended September 15), September 21, and November 23, 2015, Respectively**
**File No. 000-55175**

Dear Mr. Daniels:

We have reviewed the amendment to Form 10-K filed March 2, 2016 and have the following comment.

Please respond to this letter by amending Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2015.  If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Forms 10-Q for the Quarterly Periods Ended March 31, June 30 and September 30, 2015

1.  Please file amendments to the each Form 10-Q to reflect the revised value of the assets acquired from EFH Wyoming.  Address in those amendments our previous comments related to your December 31, 2014 Form 10-K, as applicable.  Also when amending your Form 10-Q for the quarterly period ended March 31, 2015, describe the nature of and effect of the error related to the restatement for the stock-based compensation.

Please contact Senior Staff Accountant Keira Nakada at (202) 551-3659 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance